Exhibit 99.1

VIQ Solutions Announces Participation at the
H.C. Wainwright 23rd Annual Global Investment
Conference September 13 - 15, 2021

PHOENIX, ARIZONA, August 31, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced it will be featured as a presenting company at the H.C. Wainwright 23rd Annual Global Investment Virtual Conference.  The conference is being held as a virtual conference on September 13-15, 2021.

Sebastien Paré, CEO of VIQ Solutions, is scheduled to present as follows:

Presentation Date:  Monday, September 13, 2021

Time: On demand as of 7:00 AM (ET)

Webcast Link:  https://journey.ct.events/view/1d89c81d-3f4c-434f-acfd-c0189ff8d029

An archive of the presentation will be available on the same link on the Company’s website under the Events section at viqsolutions.com/investors/

VIQ’s management team will also be hosting virtual meetings with institutional investors throughout the conference.  To schedule a meeting, please register for the event at: http://www.hcwevents.com/annualconference

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions Inc.	Ph. 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

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About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.